

GREAT BEAR LAKE
YUKON TERRITORY
MACKENZIE
RIVER
LIARD
YELLOWKNIFE
BRITISH COLUMBIA
NORTH WEST TERRITORIES
GREAT SLAVE LAKE
ALBERTA
SASKATCHEWAN
PEACE RIVER
LAKE ATHABASCA
ATHABASCA RIVER
EDMONTON
SCALE: 1" = 120 MILES
120 90 60 30 0 120 240 MILES

FIGURE 1

— LOCATION MAP —